UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

APPOINTMENT OF CHIEF COMPLIANCE OFFICER AND OMBUDSMAN TO WHISTLEBLOWER POLICY
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

APPOINTMENT OF CHIEF COMPLIANCE OFFICER AND OMBUDSMAN TO WHISTLEBLOWER POLICY

We hereby furnish the United States Securities and Exchange Commission with the following information regarding the appointment of a Chief Compliance Officer and ombudsman to whistleblower policy and subsequent change to our whistleblower policy. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 15, 2014, the board appointed Mr. Parvatheesam Kanchinadam, an executive officer of the Company, as the Chief Compliance Officer. In this role, Mr. Kanchinadam also acts as the ombudsman to whistleblower policy. This is following the resignation of Mr. Nithyanandan Radhakrishnan, as the Chief Compliance Officer.

The whistleblower policy of the Company, modified to incorporate this change, is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: April 18, 2014	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Whistleblower Policy